Exhibit 99.5

NICE Launches Enlighten XO to Transform Self-Service Interactions into Engaging
Experiences

Enlighten XO uses advanced AI creating conversational intelligence to power smart self-service across digital channels

Hoboken, N.J., August 18, 2021 – NICE (Nasdaq: NICE) today announced the launch of Enlighten XO, a first-of-its-kind solution that automatically generates insights from human conversations to build smart self-service with advanced AI. Enlighten XO turns self-service interactions into engaging experiences. Additionally, Enlighten XO streamlines the development of digital self-service applications by injecting data from past interactions to optimize future self-service experiences. With Enlighten XO, organizations can now take a data-driven, self-learning, empirical approach to increase self-service effectiveness and drive exceptional experiences.

Today, organizations are shifting more business to digital interactions as they race to keep up with skyrocketing self-service expectations. In Forrester's publication, "Predictions 2021, Customer Service," the analysts reported, "Customer behaviors and communication preferences have permanently shifted; in 2021, brands will see a 40% increase in digital customer service." In today's digital-first world, organizations need to deliver an effortless experience on the consumer's channel of choice to compete in a transformative industry.

NICE extends its unrivaled AI capabilities with the launch of Enlighten XO to help organizations create smart self-service experiences. The new solution, available today, analyzes 100% of interactions from any platform to discover the best opportunities for automation. Enlighten XO takes the guesswork out of self-service development with purpose-built AI models that identify customer intents, training phrases, and problem-solving activities that ensure success. Armed with superior data and insights, organizations can accelerate their digital transformation and turn self-service into a competitive advantage.

“Soaring demand for digital service is driving organizations to accelerate their digital CX transformation and drive full resolution on their digital platforms,” said Barry Cooper, President, NICE Workforce & Customer Experience Group. “Enlighten XO makes self-service applications smarter by deriving intelligence from consumer conversations across all channels. We’re excited to introduce Enlighten XO to the market and make self-service capable of creating engaging experiences.”

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements of Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.